EXHIBIT 99.1

Zhangmen Education Inc. Announces Change of Auditor

SHANGHAI, China, November 19, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announces the appointment of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm and the voluntary resignation of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), the Company’s prior independent registered public accounting firm.

The appointment of MBP was made after a careful and thorough evaluation process and has been approved by the audit committee of the board of directors of the Company. The decision to change auditor was made by the Company mainly for cost management considerations and not as a result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Deloitte has served as the Company’s independent registered public accounting firm since 2021, and the reports of Deloitte on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Company’s fiscal years ended December 31, 2019 and 2020 and until the engagement of MBP, neither the Company nor anyone on its behalf has consulted with MBP on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MBP which MBP concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with both Deloitte and MBP to ensure a seamless transition.

The audit committee would like to express its sincere gratitude to Deloitte for its high quality of services rendered to the Company over the past years.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China. The Company's core course offerings encompass one-on-one and small-class after-school tutoring services covering a wide range of academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen One-on-One, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com